

Distribution Date        August 15, 2012

U.S. Bank National Association, as Trustee for the Trust, hereby gives notice with respect to the Distribution Date as follows:

The amount of the distribution payable to the Certificateholders on the Distribution Date allocable to principal and premium, if any, and interest, is as set forth below:

| Beginning Principal Amount | Principal Payment | Ending Principal Amount | Ten Year Constant Maturity Treasury Rate | Fixed Rate Spread | Day Count | Interest Amount Due | Aggregate Interest Due and Unpaid | Total Distribution |
|---|---|---|---|---|---|---|---|---|
| $12,700,000.00 | $0.00 | $12,700,000.00 | 1.99% | 0.25% | 30/360 | $ 142,240.00 | $0.00 | $142,240.00 |

| Additional Information | | |
|---|---|---|
| Swap Counterparty Payment Amount to Trustee | $ | 142,240.00 |
| Trustee Payment to Swap Counterparty | $ | 400,050.00 |
| Trustee Fees | $ | 2,000.00 |
| Expense Account Deposit | $ | 857.50 |

| Underlying Security  Goldman Sachs Capital I 6.345% Capital Securities due February 15, 2034 | |
|---|---|
| Payment Dates | 15th of Feb/Aug or NBD |
| Cusip | 38143VAA7 |
| Current Principal Balance | $12,700,000.00 |
| Annual Coupon Rate (Fixed) | 6.34500% |
| Interest Payment Received | $402,907.50 |

|  | Original Ratings | | | Current Ratings | | | |
|---|---|---|---|---|---|---|---|
| CUSIP | Moody's | S & P | | Moody's | Date | S & P | Date |
| 89465GAA3 | N/A | A- | | N/A | | BB+ | 28-Dec-11 |
| 38143VAA7 | A1 | A- | | Baa3 | 21-Jun-12 | BB+ | 29-Nov-11 |

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.

It is included for the convenience of the Holders.